FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                           June                       2005
                                -----------------------------      -----------
Commission File Number                  000-23464
                                -----------------------------      -----------

                                Hummingbird Ltd.
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                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                        Form 40-F      X
                           ----------------                 -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No  X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



Document                                                              Page No.

   1.     News Release dated June 7, 2005 ("FRANK WORK, INFORMATION      3
          AND PRIVACY COMMISSIONR OF ALBERTA, TO DELIVER KEYNOTE AT HUMMINGBIRD EXECUTIVE SEMINAR")
   2.     News Release dated June 20, 2005 ("ALLEN & OVERY LLP           5
          SELECT LEGALKEY(R) PRACTICE SUPPORT SOLUTION FOR IMMEDIATE
          DEPLOYMENT")
   3.     News Release dated June 21, 2005 ("HUMINGBIRD ANNOUNCES        7
          AGREEMENT TO ACQUIRE REDDOT SOLUTIONS")

                                                                 Document 1

        Frank Work, Information and Privacy Commissioner of Alberta, to
                Deliver Keynote at Hummingbird Executive Seminar
   Experts bring focus to organizations subject to risks arising from privacy legislation and other regulatory challenges

Toronto - June 7, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Frank J. Work, Q.C., Alberta's Information and Privacy Commissioner, will deliver the keynote address at its executive breakfast seminar: `Content, Contracts and Compliance: A Framework for Managing Privacy and Compliance Risks.' The complimentary half-day seminar to be held on June 23rd at the Westin Calgary Hotel, will provide attendees with an understanding of the challenges and risks associated with privacy and other regulatory compliance issues and how organizations can improve financial and contractual performance.

Alberta's second Information and Privacy Commissioner, Mr. Work has a broad range of regulatory responsibilities and powers. He oversees the access to information and protection of privacy provisions of Alberta's Freedom of Information and Protection of Privacy (FOIP) Act, the Health Information Act
(HIA) and the Personal Information Protection Act (PIPA). Mr. Work's keynote will offer his perspectives about the existing and proposed privacy legislation as well as insights on how each of the Acts are being administered and the privacy and information implications of the proposed legislation and programs.

Contract Management:  Compliance and Risk Management Strategies
One of the key tools for public and private sector organizations is contract management, as it is through a contract that relationships, and the risks, can be managed. This seminar will also feature presentations from senior executives from both CGI Group Inc. and Hummingbird who will discuss how organizations can develop a sustainable strategy for managing reference data, contract creation and approval process, while simultaneously mitigating the associated risks.

Constantine Karbaliotis, Executive Consultant with CGI, will present: `Managing Privacy Risks through Contract Management.' Constantine has been involved with law and technology, both as a lawyer and as a consultant, and has consulted to both public and private sectors in areas as diverse as document management, video conferencing, and privacy. Constantine is CGI's GTA Practice Lead for Security and Privacy, and recently became a Certified Information Privacy Professional.

Andrew Pery, Chief Marketing Officer and Senior Vice President at Hummingbird will discuss the importance of building a sustainable ECM framework for managing enterprise content within its entire lifecycle, enabling organizations to effectively address legal and regulatory compliance issues. Attendees will also view a demonstration of Hummingbird Enterprise(TM) for Contract Management and learn how the integrated solution can help organizations build compliance into their daily operations.

"A typical Fortune 1000 company manages 20,000 to 40,000 contracts annually. Ineffective control and management of contracts costs enterprises billions of dollars every year," said Andrew Pery. "An enterprise content management solution to manage and track contracts enables organizations to be proactive in the management of contracts. The organization will have a deeper and more contextualized understanding of the risks, obligations and benefits associated with each contract across the entire lifecycle - from creation to negotiation through ongoing maintenance - helping the organization to meet regulatory requirements and gain significant operational efficiencies," added Pery.

For more information, or to register for this complimentary executive breakfast seminar please visit: http://wwww.hummingbird.com/mailers/ebs0605.html

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359           Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com

                                                                Document 2


  Allen & Overy LLP Select LegalKEY(R) Practice Support Solution for Immediate
                                  Deployment
 LegalKEY Records Management(TM) offers global law firm a single interface for managing all electronic and physical information related to a client/matter file, regardless of source of origin

Toronto - June 20, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that global law firm Allen & Overy LLP is deploying LegalKEY(R) Records Management(TM) to manage all its physical files in its London and New York offices. The rollout is slated for completion by the end of summer 2005.

LegalKEY Records Management, a core component of LegalKEY(R) Practice Support Solutions, delivers unrivalled value to legal customers looking to manage both physical and electronic records from a single system. It is designed to help law firms minimize risk and to accommodate multi-tiered retention and destruction policies and risk management protocols.

Due to an impending office move to Bishops Square and increasing legislative pressure, Allen & Overy identified the need to reduce the level of physical records currently being stored while simultaneously establishing a consistent approach to the management of electronic records. The team assessed a number of key vendors in the market before selecting LegalKEY Records Management.

"LegalKEY Records Management stood out from the competition as the most sophisticated, tailored solution for the needs of a global law firm," said Dave Burwell, IT Director at Allen & Overy. "The solution is easy to implement and best suits the normal working practices of our users. We are confident this will move the firm towards a secure, risk-minimal environment, with a compliant method for managing our electronic and physical records."

"Allen & Overy's decision demonstrates the mounting importance of sound records management in global law firms," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "With the majority of UK firms selecting LegalKEY Practice Support Solutions when going to market for a records management system, LegalKEY Records Management is fast becoming the de facto solution."

A long-standing customer, Hummingbird recently recognized Allen & Overy with a 2004 Customer Innovation Award for its outstanding achievement and innovative implementation of Hummingbird's integrated suite of technologies. Allen & Overy has implemented a global virtual file called Omnia using Hummingbird Enterprise(TM) Webtop, document and knowledge management capabilities. Omnia offers lawyers an interactive matter-centric view of the firm's matter, know-how and client information within a single browser interface. Fee-earners anywhere in the world can interact with the virtual file that contains all information related to a particular matter resulting in improved productivity and more efficient service to their global client base.

About Allen & Overy LLP
Allen & Overy LLP is an international legal practice with approximately 4,800 staff, including some 440 partners, working in 25 major centres in 20 countries worldwide. This integrated global network means that a seamless service can be offered to clients across multiple jurisdictions, resulting in the firm being named `European Law Firm of the Year' at a recent awards ceremony.

About LegalKEY(R) Practice Support Solutions
LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359         Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com          michele.stevenson@hummingbird.com

Hummingbird UK Contacts:

Andy Eden                            Sally Bellwood
UK Business Manager                  Marketing Manager
Hummingbird Legal Solutions Ltd.     Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                   Tel: 07919 333 482
andy.eden@hummingbird.com            sally.bellwood@hummingbird.com

                                                                  Document 3

                               [GRAPHIC OMITTED]
          Hummingbird Announces Agreement to Acquire RedDot Solutions

Acquisition rounds out integrated enterprise content management (ECM) offering, extends geographic reach, and strengthens the Company's position in the rapidly growing mid-size enterprise ECM market


Toronto - June 21, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading provider of integrated enterprise content management (ECM) solutions, today announced the acquisition of RedDot(TM) Solutions AG, a privately held provider of content management software, headquartered in Oldenburg Germany and New York. With over 1,300 clients globally, RedDot Solutions is recognized as a leader in delivering simple to install and easy to use content management solutions to mid-size enterprises.

The acquisition of RedDot Solutions is a natural extension of a long-standing and successful partnership the two companies have forged to address the needs of mutual customers for integrated enterprise content management solutions. The partnership has created a strong foundation for product integration and market development, resulting in demonstrated traction for the joint solution.

Hummingbird acquired the shares of RedDot Solutions for an initial cash consideration of Euro 39.1 million (US dollar 47.5 million) and an additional cash consideration estimated at approximately Euro 4.5 million (US dollar 5.5 million) payable after December 31, 2005, based upon performance targets.

RedDot Solutions will function as a subsidiary of Hummingbird and will continue to serve all its existing clients globally. The executive management of RedDot will remain in charge of operations. "The acquisition represents the next phase of our accelerated growth to mid-size enterprises for content management solutions," said Niels Metger, Chief Executive Officer and Founder of RedDot Solutions. "Our content management suite is a natural fit with Hummingbird Enterprise(TM) as they share a common foundation for providing scalable out-of-the-box functionality, rapid deployment and low cost of total ownership," added Metger.

The acquisition strengthens Hummingbird's position as a market leader in the integrated Enterprise Content Management market segment. "Consistent with our philosophy of delivering customer and shareholder value we have first built a successful partnership and a customer base with RedDot Solutions," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "We now have a fully developed and complementary business model already in place, an integration that is fully supported by Hummingbird, and traction within our respective customer bases that will further benefit from this acquisition," added Litwin.

The combination of RedDot Solutions and Hummingbird will deliver unrivalled value to customers and partners enabling them to:

o Address the accelerated demand for enterprise content management solutions with an integrated platform.
o    Extend Hummingbird Enterprise(TM) with a proven Web Content Management
     (WCM) solution within the Hummingbird installed base of G2000 enterprise class customers.
o Extend and accelerate market reach within mid-size enterprises where the demand for enterprise content management solutions will outpace all other segments of the market.
o Accelerate access to market presence that the two companies bring to the acquisition. RedDot Solutions has built an impressive list of marquis customers in Continental Europe and has outpaced its direct competitors in North America for mid-market customers, whereas Hummingbird has established market leadership within the G2000 market segment.
o Create a highly complementary business model where the RedDot product suite is cross licensed to the existing installed base of Hummingbird customers, while the Hummingbird suite is cross licensed in a similar manner to the RedDot installed base of mid-market customers, creating an integrated supply chain that extends to the broadest market segments the two companies already serve.
o Infuse the expertise and innovation of the RedDot Solutions technical organization with Hummingbird's R&D expertise in delivering advanced technologies. By virtue of this acquisition RedDot Solutions becomes the center of excellence for the delivery of Web Content Management (WCM) technologies.

"The acquisition of RedDot Solutions is a further indication of our commitment to rapidly advance our market leadership in the Enterprise Content Management market segment," said Barry Litwin, President and Chief Executive Officer of Hummingbird. "We have developed a highly effective business model that combines organic growth with prudent and well thought out acquisitions that yield profitable operations," he added.


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Hummingbird will hold a teleconference call at 10:00 a.m. EST time today to discuss the scope, benefits and business value of this acquisition. Those wishing to participate should call 416-640-4127 (Toll-Free 800-814-4890) ten minutes prior to the start time. Rebroadcasts of the teleconference will be available after the teleconference concludes by calling 416-640-1917 (Toll-Free 877-289-8525), pass code 21128906#
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About Hummingbird Enterprise(TM)
--------------------------------

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through its Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

About RedDot Solutions
----------------------

RedDot Solutions provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's XCMS (Extended Content Management System) is a scalable and personalized solution for Web content and document management, business process workflow, and collaboration. RedDot Solutions has more than 1,300 clients worldwide, including Federal Express, The New York Times, March of Dimes, Bank of New York, Kraft, Honda and Starbucks, who rely on RedDot to increase productivity, improve operational efficiency and reduce risk. Headquartered in New York and Germany, RedDot has offices in Santa Clara, Toronto, Australia, Brazil and throughout Europe, including its newest office in Austria. For more information, please visit: www.reddot.com.

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
--------------------

Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Hummingbird Ltd.                                 Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                      Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                     dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Hummingbird Ltd.
                                       ----------------------------------------
                                                    (Registrant)



Date:  July 4, 2005                    By: /S/ Inder Duggal
       -------------------------           ------------------------------------
                                                       (Signature)
                                           Inder P.S. Duggal
                                           Chief Financial Officer and
                                           Chief Controller